SIMPLI-FI AUTOMATION, INC

REVIEWED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2023

Prepared Under Generally Accepted Accounting Principles (GAAP)

CONTENTS

Mazee CPA

Financial Consultant

maize.associateaudit21@gmail.com
121 Fruit Street Concord, NH 33101

Independent Accountants' Review Report

To the Board of Director and Shareholder's
Of Simpli-Fi Automation, Inc.

To Whom It May Concern

We have reviewed the accompanying financial statements of Simpli-Fi Automation, Inc ("the company") which comprise the statement of balance sheet as of December 31, 2023, along with the related statement of profit & loss account, statement of cash flows, general ledger report and bank transactions for the period extending from January 01, 2023 to December 31, 2023. A review includes primarily applying analytical procedure to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance to the Generally Acceptable Accounting Principle accepted in the United States of America. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the reviews in accordance with statements on standards for accounting and review services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures on obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Review Statement

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United State of America.

Other Reporting Requirements

In accordance to the above, we have also issued our report dated *May 02, 2024* on our consideration of Simpli-Fi Automation internal control over financial reporting and on our tests of its compliance with certain

Mazee CPA

Financial Consultant

maize.associateaudit21@gmail.com
121 Fruit Street Concord, NH 33101

provisions. The purpose of that report is to describe the scope of our testing of internal control over financial reporting and compliance and the results of that testing, and not to provide an opinion on internal control over financial reporting or on compliance. That report is an integral part of a financial review performed in accordance with the GAAP standard, in considering Simpli-Fi Automation, Inc with internal control over financial reporting and compliance.

Mazen Alakkad
Certified Public Accountant
Licensed# 09233
Dated: May 02, 2024

SIMPLI-FI AUTOMATION, INC
BALANCE SHEET
AS OF DECEMBER 31, 2023

	FY-2023
	$
ASSETS	
CURRENT ASSETS	
OTHER ASSETS	1,480,000
CASH IN HAND AND BANK	34,450
TOTAL CURRENT ASSETS	1,514,450
FIXED ASSETS	
EQUIPMENT	33,600
TOTAL FIXED ASSETS	33,600
TOTAL ASSETS	**1,548,050**
LIABILITIES AND EQUITY	
CURRENT LIABILITIES	
ACCOUNTS PAYABLE	75,000
OTHER PAYABLE	27,000
TOTAL CURRENT LIABILITIES	102,000
EQUITY	
SHAREHOLDERS' EQUITY	1,446,050
TOTAL EQUITY	1,446,050
TOTAL LIABILITIES AND EQUITY	**1,548,050**

See notes to the financial statements

SIMPLI-FI AUTOMATION, INC
STATEMENT OF PROFIT & LOSS
FOR THE YEAR ENDED DECEMBER 31, 2023

	FY-2023
	$
REVENUE/ INCOME	
Income	50,000
Total Revenue/ Income	**50,000**
COST OF SALE/ CGS	
Material & Supplies	32,587
Total Cost of Sale	**32,587**
Gross Profit	**17,413**
ADMINISTRATIVE GENERAL & SELLING EXPENSES	
Salary Expenses	109,332
Payroll Expenses	23,239
Outside Services	183,940
Office Supplies	266
Advertising	-
Car, Delivery and Travel	49,551
Accounting and Legal	12,450
Rent & Related Costs	16,188
Telephone	1,500
Utilities	4,500
Insurance	5,482
Misc	1,126
Total Administrative and General Expenses	**407,574**
Operating Profit / (Loss) Before Tax	**(390,161)**
Other Income	-
Net Profit / (Loss)	**(390,161)**

See notes to the financial statements

SIMPLI-FI AUTOMATION, INC

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2023

	FY-2023
	$
	Shareholder's Equity
Balance at January 01, 2023	**33,608**
Shareholders' Equity	2,057,470
Retained Earnings	(254,867)
Net Income/ (Loss) For The Year	(390,161)
Balance at December 31, 2023	**1,446,050**

See notes to the financial statements

SIMPLI-FI AUTOMATION, INC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2023

	FY-2023 $
CASH FLOW FROM OPERATING ACTIVITIES	
Net increase/decrease in from operations activity	(390,161)
Adjustments to reconcile net increase in net assets resulting from operations to net cash used in operating activities	
Net increase/ decrease in working capital	(3,568)
	(3,568)
Cash generated from / (used in) operations	(393,729)
Net Cash Flow from / (used in) Operating Activities	(393,729)
CASH FLOW FROM INVESTING ACTIVITIES	
Purchase/Sale of fixed assets	(1,151)
Net Cash Flow (used in) Investing Activities	(1,151)
CASH FLOW FROM FINANCING ACTIVITIES	
Shareholder's Equity	413,656
Net Cash Flow from Financing Activities	413,656
Net Increase/(Decrease) in Cash and Cash Equivalents	18,776
Cash and Cash Equivalents at the Beginning of the Year	15,675
Cash and Cash Equivalents at the End of the Year	34,450

The annexed notes form an integral part of these financial statements.

maize.associateaudit21@gmail.com
121 Fruit Street Concord, NH 33101

Simpli-Fi Automation, Inc.

Notes to the Financial Statements
For the Year Ended December 31, 2023

NOTE I - ORGANIZATION

Simpli-Fi is a NASA Technology Transfer licensee commercially developing the NASA e-Nose (Electronic Nose) sensor for human medical diagnostics. By leveraging extensive capabilities in lean manufacturing, automated environmental systems, and Federal Lab Technology Transfer, Simpli-Fi has created an advanced development ecosystem to enable the effective transfer of valuable IP from Federally Funded labs to US-based companies for commercialization and scaled manufacturing.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The Simpli-Fi Automation, Inc financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") as promulgated by the Financial Accounting Standards Board ("FASB") through the Accounting Standards Codification ("ASC") as the authoritative source in the preparation of financial statements. All balances are expressed in United States dollars ("USD" or "U.S. dollars"), the Company's functional currency. The financial statements include the operations, assets, and liabilities of the Company. In the opinion of the Company's management, the accompanying financial statements contain all adjustments, necessary to fairly present the accompanying financial statements.

Trade Receivable: Trade receivables are stated at the amount management expects to collect for balances outstanding at period end. Management closely monitors outstanding account receivable and charges off to expense any balances that are determined to be uncollectable. Based on management's assessments of the credit history with customers having outstanding balances and current relationships with them, they have concluded that realization losses on balances outstanding at period end will be immaterial. Accordingly, there was no allowance for doubtful accounts. Bad debt expense was $0 for the interim period ended December 31, 2023.

Use of Estimates: The preparation of financial statements in conformity with accounting with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from the estimates.

Advertisement: The Company follows the policy of charging the costs of advertising to expense as incurred.

Impairment of Long-Lived Assets: The Organization reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of these assets is determined by comparing the forecasted undiscounted net cash flows of the operation to which the assets relate to the carrying amount. If the operation is determined to be unable to recover the carrying amount of its assets, then assets are written down first, followed by other long-lived assets of the operation to fair value. Fair value is determined based on discounted cash flows or appraised values, depending on the nature of the assets. As of December 31, 2023, there were no impairment losses recognized for long-lived assets.

Financial Consultant
maize.associateaudit21@gmail.com
121 Fruit Street Concord, NH 33101

Property and Equipment: The Company values its investment in property and equipment at cost less accumulated depreciation. Depreciation is provided for using the straight-line method over the estimated service life of the assets being depreciated.

Judgment and Estimates: The organization reviews the rates of depreciation, useful lives, residual values and values of assets for possible impairment on an annual basis. Any change in the estimates in future years might affect the carrying amounts of the respective items of property and equipment with a corresponding effect on the depreciation charge and impairment.

Cash and Cash Equivalent: Cash consist of cash in hand or deposit with the bank till December 31, 2023.

Investing Activities: Investing activities include making and collecting loans, purchasing and selling debt or equity instruments of other reporting entities, and acquiring and disposing of property, plant, and equipment and other productive assets used in the production of goods or services.

Financing Activities: Financing activities include borrowing money and repaying or settling the obligation, and obtaining equity from owners and providing owners with a return on, or return of, their investment.

Warranty Reserve: The product contracts entered into generally provide a one to two-year product warranty to customers from the date of shipment. The Company currently estimate the cost of satisfying warranty claims based on analysis of past experience and provide for future claims in the period the revenue is recognized.

Provisions: Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting year, taking into account the risks and uncertainties surrounding the obligation.

Income Taxes: For U.S. federal income tax purposes, taxes related to income earned by the company represent obligations of the individual partners and members and have not been reflected in the statement of financial condition. The stockholder is taxed on their proportionate share of the Company's taxable income. Accordingly, no provisions or liability for income taxes are included in these financial statements. The Company recognizes interest and penalties as operating expenses in the year they are incurred.

State income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus defended taxes related to differences between the financial and income tax bases of assets and liabilities. The deafened tax assets and liabilities, if any, represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

The Company accounts for uncertain tax positions in accordance with accounting principles generally accepted in the United States of America (GAAP). No amounts have been recognized or disclosed

maize.associateaudit21@gmail.com
121 Fruit Street Concord, NH 33101

related to uncertain tax positions. The Company would record interest expense and penalties related to uncertain tax positions as interest expense and other operating expense, respectively.

NOTE 3 – FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

NOTE 4 – CORRESPONDING FIGURES

Corresponding figures have been re-arranged, wherever necessary, to facilitate better comparison. However, no rearrangements / reclassifications have been made in these financial statements during the year.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company has no commitments and contingencies as of the year ended December 31, 2023.

NOTE 6 - SUBSEQUENT EVENTS

The management has performed an analysis of the activities and transactions subsequent to December 31, 2023 to determine the need for any adjustments to and/or disclosures within the financial statements as of and for the period ended December 31, 2023. The management has performed such analysis through January 08, 2024, the date the financial statements were available to be issued.